MICROMEM TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS AT JULY 31, 2008
AND FOR THE THREE AND NINE MONTHS THEN ENDED

(Unaudited – See Notice to Reader)

MICROMEM TECHNOLOGIES INC. (“the Company”)

Notice to Reader

The management of Micromem Technologies Inc. (“the Company”) is responsible for the preparation of the accompanying interim financial statements.  The interim financial statements as at July 31, 2008 and for the quarter then ended have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to represent fairly the financial position, operating results and cash flow of the Company.

These interim financial statements have not been reviewed by our auditors.  These interim financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

“Joseph Fuda”
(Signed) Joseph Fuda, President and CEO

“Dan Amadori”
(signed) Dan Amadori, Chief Financial Officer

September 23, 2008

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Unaudited Consolidated Balance Sheet
(Expressed in United States dollars)
(See Note 2 - Going Concern)

As at	July 31, 2008	July 31, 2007

Assets
Current assets:
Cash and cash equivalents	$1,229,877	$4,326
Deposits and other receivables (Note 5)	311,543	84,005
	1,541,420	88,331

Property and equipment (Note 6)	27,868	-
Patents and trademarks (Note 7)	-	-
Royalty rights (Note 4 and Note 10)	-	-
	1,569,288	88,331

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities (Note 5)	814,891	1,053,169

Shareholders' Equity (Deficiency):
Share capital: (Note 8)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
80,528,779 common shares ( 2007: 71,268,799)	43,178,519	36,601,615
Subscriptions received (Note 8)	668,000	-
Contributed surplus (Notes 8 and 9)	21,477,772	23,843,785
Deficit accumulated during the development stage	(64,569,894)	(61,410,238)
	754,397	(964,838)
	$1,569,288	$88,331

Management Compensation and Related Party Transactions (Note 12)
Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Unaudited Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

For the period ended July 31, 2008 (with comparative data)

					Period from September 3, 1997 to July 31, 2008

	July 31, 2008	July 31, 2008	July 31, 2007	July 31, 2007
	(3 mos)	(9 mos)	(3 mos)	(9 mos)

Interest and other income	$3,258	$7,739	$-	$2,586	$560,342

Costs and expenses (income):
Administration	207,322	356,366	99,266	155,051	3,318,206
Professional, other fees, and salaries (Note 12)	617,628	1,739,069	406,298	2,288,672	40,160,597
Research and development (Notes 6 and 13)	350,218	827,683	121,202	295,900	8,635,816
Travel and entertainment	93,335	292,492	27,066	88,464	1,866,618
Amortization of property and equipment (Note 6)	2,101	2,571	-	-	347,037
Foreign exchange loss (gain)	12,797	(30,136)	6,843	6,527	49,344
Amortization of patents and trademarks	-	-	-	-	67,596
Operating leases	-	-	-	-	109,412
Loss on sale of investment	-	-	-	-	54,606
Write-down of investment	-	-	-	-	61,020
Write-down of royalty rights (Note 10)	-	-	-	-	10,000,000
Write-down of patents and trademarks (Note 7)	-	-	-	-	299,820
Interest expense	-	-	-	-	75,027
Loss on sale of property and equipment	-	-	-	-	65,460
	1,283,401	3,188,045	660,675	2,834,614	65,110,559

Loss before income taxes	(1,280,143)	(3,180,306)	(660,675)	(2,832,028)	(64,550,217)

Income taxes (Note 11)	-	-	-	-	19,677

Net loss and comprehensive loss for the period	(1,280,143)	(3,180,306)	(660,675)	(2,832,028)	(64,569,894)

Deficit accumulated during the development stage, beginning of period - as restated (N	(63,289,751)	(61,389,588)	(60,749,563)	(58,578,210)	-
Deficit accumulated during the development stage, end of period	($64,569,894)	($64,569,894)	($61,410,238)	($61,410,238)	($64,569,894)

Loss per share - basic and diluted	(0.02)	(0.04)	(0.01)	(0.04)	(1.19)

Weighted average number of shares	75,120,961	75,120,961	70,007,215	70,007,215	54,408,197

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Unaudited Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the period ended July 31, 2008 (with comparative data)
					Period from
					September 03, 1997
	July 31, 2008	July 31, 2008	July 31, 2007	July 31, 2007	to July 31, 2008
	(3 mos)	(9 mos)	(3 mos)	(9 mos)

Cash flows from operating activities:
Net loss and comprehensive loss for the period	($1,280,143)	($3,180,306)	($660,675)	($2,832,028)	($64,569,894)
Adjustments to reconcile loss for					-
the period to net cash used in operating activities:					-
Amortization of patents and trademarks	-	-	-	-	67,596
Amortization of property and equipment	2,101	2,571	-	-	532,257
Stock option expense	25,377	510,245	149,489	1,645,113	22,399,242
Loss on sale of investment	-	-	-	-	54,606
Write down of investment	-	-	-	-	61,020
Loss on disposal of property and equipment	-	-	-	-	65,460
Write-down of royalty rights	-	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	-	299,820
Share compensation expense		-	-	-	7,285,696
Non-cash wages and salaries	-	-	-	-	34,000
Decrease (increase) in deposits and other receivables	65,109	(226,886)	(11,873)	(25,267)	(302,946)
Increase (decrease) in accounts payable and accrued liabilities	40,274	(304,562)	301,822	138,805	$777,685
Net cash used in operating activities	(1,147,282)	(3,198,938)	(221,237)	(1,073,377)	(23,295,458)

Cash flows from investing activities:
Purchase of property and equipment	(21,582)	(30,973)	-	-	($760,577)
Proceeds on disposal of property and equipment	-	-	-	-	$134,458
Patents and trademarks	-	-	-	-	($367,416)
Sale of available-for-sale Investment	-	-	-	-	$260,641
Royalty rights	-	-	-	-	($2,000,000)
Net cash used in investing activities	(21,582)	(30,973)	-	-	(2,732,894)

Cash flows from financing activities:
Issue of common shares	1,049,877	3,547,213	24,000	671,000	26,009,504
Subscriptions received	668,000	668,000	-	-	668,000
Net proceeds from shareholder's loan	-	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	-	112,031
Rights issue costs	-	-	-	-	(76,197)
Net cash provided by financing activities	1,717,877	4,215,213	24,000	671,000	27,258,229

Increase (decrease) in cash and cash equivalents	549,013	985,302	(197,237)	(402,377)	1,229,877

Cash and cash equivalents, beginning of period	680,864	244,575	201,563	406,703	-
					-
Cash and cash equivalents, end of period	$1,229,877	$1,229,877	$4,326	$4,326	$1,229,877

Supplemental cash flow information:
Interest paid	-	-	-	-	76,987
Income taxes paid	-	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the period ended July 31, 2008 (with comparative data)
	Number of Shares	Share Capital	Contributed Surplus	Deferred Share Compensation	Deficit Accumulated during Development stage

Balance @ October 31, 2003	48,732,187	$31,236,287	$17,038,400		$(48,170,249)

Exercise of stock options	5,300,000	530,000	-		-
Exercise of common share warrants	3,231,250	264,500	-		-
Private placements	800,000	73,000	-		-
Stock options issued	-	-	1,379,970		-
Net loss reported	-	-	-		(2,314,298)

Balance at October 31, 2004	58,063,437	32,103,787	18,418,370		(50,484,547)

Exercise of stock options	1,820,000	553,600	-		-
Exercise of common share warrants	2,431,250	206,500	-		-
Private placements	2,342,334	1,472,500	-		-
Settlement of accounts payable	62,428	43,700	-		-
Legal expenses	-	(75,000)	-		-
Stock options issued	-	-	1,721,742		-
Net loss reported	-	-	-		(4,035,483)
Transfer contributed surplus	-	(264,000)	264,000		-

Balance at October 31, 2005	64,719,449	34,041,087	20,404,112		(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-		-
Exercise of common share warrants	771,850	485,548	-		-
Private placements	150,000	75,000	-		-
Stock options issued	-	-	2,058,560		-
Net loss reported	-	-	-		(4,058,180)
Transfer contributed surplus	-	1,026,738	(1,026,738)		-

Balance at October 31, 2006	69,191,299	36,693,353	21,435,934		(58,578,210)

Exercise of stock options	1,700,000	552,000	-		-
Exercise of common share warrants	477,500	(1,135,308)	1,290,186		-
Private placements	1,577,368	716,230	-		-
Stock options issued	-	-	269,216		-
Net loss reported	-	-	-		(2,811,378)
Transfer contributed surplus	-	340,122	(304,000)		-

Balance at October 31, 2007	72,946,167	37,166,397	22,691,336		(61,389,588)

Warrants issued to consultant			29,277
Private placement of common shares for cash January, 2008	1,003,900	493,685
Net loss for the quarter					(720,055.00)
Balance at January 31, 2008	73,950,067	37,660,082	22,720,613	-	(62,109,643)

Exercise of stock options (Note 8(b))	1,370,000	964,500
Private placement of common shares for cash	2,450,508	1,673,751
Exercise of common share purchase warrants for cash (Note 8(d))	83,500	33,400
Transfer from contributed surplus for stock options exercised		514,603	(514,603)
Transfer from contributed surplus for warrants exercised		27,555	(27,555)
Stock options issued to directors/consultants			455,591
Net loss for the quarter					(1,180,108)
Balance at April 30, 2008	77,854,075	40,873,891	22,634,046	-	(63,289,751)
Exercise of stock options (Note 8(b))	45,000	28,000
Private placement of common shares for cash	285,000	368,750
Exercise of common share purchase warrants for cash (Note 8(d))	1,667,818	667,127
Settlement of accounts payable for common shares.	30,000	59,100
Cashless exercise of warrants for common shares	646,886	-
Stock options issued to directors/consultants			25,377
Warrants issued upon private placement		(130,963)	130,963
Transfer from contributed surplus for stock options exercised		13,861	(13,861)
Transfer from contributed surplus for warrants exercised		332,361	(332,361)
Transfer from contributed surplus for warrants exercised		800,299	(800,299)
Transfer from contributed surplus for warrants exercised		166,093	(166,093)
Net loss for the quarter					(1,280,143)
Balance at July 31, 2008	80,528,779	43,178,519	21,477,772	-	(64,569,894)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

1.

Nature of business:

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada.  By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc.  On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados.   This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conforms in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) (Note 16).

On January 11, 1999, the Company issued 32,000,000 common shares and 1,000,000 warrants to acquire all of the issued and outstanding shares of Pageant.  On that date, the total number of the Company shares outstanding was 35,980,643 shares.  As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding common shares of the Company and, accordingly, the purchase of Pageant was accounted for as a reverse takeover transaction.  The transaction was accounted for by the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition.

The Company currently operates as a developer of non-volatile magnetic memory technology.  The Company has not generated revenue through July 31, 2008 and is devoting substantially all of its efforts to the development of its technology.  Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.

Going concern:

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses to date.  It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technology.   The sources of these funds have not yet been identified and there can be no certainty that additional funds will be available in the future.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Management has initiated certain plans, which it believes will mitigate and alleviate these conditions and events, including exploring alternative sources of financing so as to be able to continue its research, development and commercialization efforts.

The Company continues to pursue its research initiatives in order to develop its technology for commercial applications and continues to raise financing for operations as outlined in Note 8.

The Company’s ability to continue as a going concern is dependent upon completing the development of its technology for specific applications, achieving profitable operations, obtaining additional financing and successfully bringing its technology to the market.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.  If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3.

Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars.  These principles are also in conformity in all material respects with U.S. GAAP (Note 16).  The significant accounting policies are as follows:

a.

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc., Pageant Technologies (U.S.A.) Inc., and Micromem Applied Sensors Technology, Inc. (“MAST”) All intercompany balances and transactions have been eliminated upon consolidation.

b.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  Examples of where estimates are used include the computation of stock option expense calculated in accordance with the Black Scholes option-pricing model and in the estimation of accrued liabilities.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

c.

Cash and cash equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

d.

Property and equipment:

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided on property and equipment on a straight-line basis for a period of up to three years.   Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

e.

Patents and trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

f.

Research and development expenses:

Research costs are expensed in the period incurred.  Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.  The Company has determined that no development costs have met these criteria at the financial reporting date.

g.

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 8.    Stock-based compensation is recognized using the fair value method.  Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of stockholders’ equity and then charged against income over the contractual or vesting period.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, the Company recognized employee stock-based compensation costs under the intrinsic value-based method and provided pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

Effective November 1, 2004 the Company has adopted the fair value method of accounting for employee stock-based compensation costs.  Accordingly, the financial statements for the years ending October 31, 2000 - 2004 and the cumulative financial statements for the period from September 3, 1997 to October 31, 2004 have been restated to reflect the stock-based compensation costs that the Company has incurred in each period, which expense previously was disclosed on a proforma basis.

The stock-based compensation expense for options granted since November 1, 2004 have been reflected as an expense in the consolidated statement of operations in the period in which the granted options have vested.  As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital.  The amount reported in each case is based on the original expense recorded when the related options were granted.

h.

Income taxes:

The Company accounts for income taxes by the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled.  To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

i.

Long-Lived Assets

The Company records the value of the long-term assets acquired at cost.   Such rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  In such circumstances an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flows.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

j.

Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar.

The Company’s wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Income and expenses are translated using the average monthly rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates.  Gains or losses resulting from translation are included in the determination of net loss for the period.

k.

Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

l.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

m.

Warrant Repricing:

The Company records a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that outstanding common share purchase warrants are repriced.  The amount reported is calculated based on the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

n.

Accounting Changes

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting changes.  Under these new recommendations voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information.  These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impractical, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements and require disclosure of new primary sources of GAAP that have been issued but not yet effective.  The adoption of Section 1506 has no impact on the Company.

o.

Capital Disclosures (Section 1535)

This section requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  The new disclosures are included in Note 3A.

This section relates to disclosure and presentation only and did not have any impact on the Company’s consolidated financial results.

p.

Financial Instruments

Effective November 1, 2006, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Comprehensive Income (Section 1530"), Hedges (Section 3865"), Financial Instruments-Recognition and Measurements ("Section 3855"), Equity ("Section 3251"), and Financial Instruments - Disclosure and Presentation ("Section 3861"). These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Financial Instruments - Recognition and Measurement and Disclosure and Presentation Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.  There has been no impact on the financial statements in adopting these policies.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met in accordance with Section 3865 which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.   There has been no impact on the financial statements in adopting these policies.

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the consolidated statement of Income.  There has been no impact on the financial statements in adopting these policies.

The Company classifies derivative instruments, such as foreign exchange forward contracts, as held for-trading unless the instruments meet all the criteria of a hedge. If the criteria is met, then any unrealized gains and losses will be reported in other comprehensive income.  There has been no impact in the financial statements in adopting these policies.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Financial Instruments – Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosure, increases the disclosure currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risk arising from financing instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  There has been no impact in the financial statements in adopting these policies.

Financial Instruments – Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this section.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company does not expect the adoption of this standard to have any impact on the financial statements. There has been no impact in the financial statements in adopting these policies.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011.   The impact of the transition to IFRS on the Company’s financial statements is not yet determinable.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

3A

Capital Management

The Company’s objectives when managing capital are:

(a)

To build liquidity and shareholders’ equity, ensuring the Company’s strategic objectives are met,

(b)

To provide an appropriate return to shareholders.

The Company manages its capital structure within guidelines approved by the Board of Directors.  The Company makes adjustments to its capital structure based on changes in economic conditions and Company’s planned requirements.  The Company has the ability to adjust its capital structure by issuing new equity or debt, by selling assets and by making adjustments to its capital expenditure program.

4.

Acquisition of royalty rights and remaining interest in technology from Estancia Limited:

On December 9, 2000, the Company and its subsidiary, Pageant, entered into an Asset Purchase Agreement (the “Agreement”) with Estancia Limited (“Estancia”) and Richard Lienau (“Lienau”) to purchase the remaining 50% interest in the patents which the Company did not own and a 40% gross profit royalty (“Estancia Royalty”), in respect of certain ferromagnetic memory technology known as VEMRAM (previously known as MAGRAM) and covered by U.S. Patent #5,295,097 and the related patent applications (the “Vemram Patents”) described in the Agreement and all rights (the “Technology”) held by Estancia and Lienau under the Joint Ownership and Licensing Agreement dated September 17, 1997 among Estancia, Lienau and Pageant.  Under the terms of the Agreement, the Company was required to pay a maximum purchase price of $50,000,000 to Estancia as follows:

a.

$10,000,000 was paid on closing (after receipt of regulatory approvals), in the form of $8,000,000 in common shares of the Company (“Micromem Shares”) (based on the price on the closing date) and $2,000,000 in cash;

b.

$20,000,000 if and when either (i) certification was received from Honeywell Federal Manufacturing & Technologies (“Honeywell”) that fully integrated, randomly addressable memory matrices of the Technology met certain stipulated performance standards, or (ii) the Company or any of its affiliates executed a definitive agreement for the sale or licensing of the Technology to an arm’s length third party for any commercial purposes other than testing or evaluation of the Technology; payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 would be paid in Micromem Shares valued at the close of trading on the date of receipt of such certification, sale or licensing; and

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

c.

$20,000,000 if and when the Company or any of its affiliates executed a definitive agreement for the sale or licensing with respect to any technology (including the Technology) owned by the Company to an arm’s length third party for any commercial purposes other than testing or evaluation of the technology, payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 would be paid in Micromem Shares valued at the close of trading on the date of execution of such sale or licensing.

During fiscal 2001, the Company paid $2,000,000 in cash and issued 2,007,831 shares, being the equivalent of $8,000,000, the first installment payable under the terms described above, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001.  The $10,000,000 paid was initially recorded as royalty rights in fiscal 2001 and was written down to nil value in fiscal 2002 (Note 10).

On March 9, 2004, the requirements set out in terms (b) and (c) above were not met and, in accordance with the terms of the Agreement, the Company’s obligations to pay these amounts terminated.  The Company thus has had to revert to Estancia:

1.

a 40% interest in the Vemram Patents;

2.

a 32% interest in the gross profit, less expenses agreed to by the parties, for each license of the Vemram Patents sold or otherwise transferred by Pageant; and

3.

a 32% interest of any unit royalties received by Pageant as a result of the license or sale of the Vemram Patents less reasonable expenses directly related to the obtaining of said royalties.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

5.

Non-cash working capital balances:

A.

Deposits and other receivables

	7/31/08	7/31/07
Sales tax recoverable	$ 70,917	$ 36,155

Receivables from companies where senior officers and directors of the Company exercise significant influence (Note 12(b)) and employee advances	141,596	34,113
Prepaid insurance and other	99,030	13,737
	$311,543	$84,005

B.

Accounts payable and accrued liabilities

	7/31/08	7/31/07
Compensation due to Chairman (Note 12(a) and to senior officers (Note 12(c))	$209,975	$270,000

Accrual of costs under technology development agreement (Note 13(B))	289,863	289,863

Accounts payable and other accruals	315,053	493,306
	$814,891	$1,053,169

6.

Property and equipment:

	7/31/07	Additions	7/31/08
Cost:
Computers and equipment	$ 41,348	43,913	$ 85,261
	$ 41,348	43,913	$ 85,261

	7/31/07	Amortization Expense	7/31/08
Accumulated amortization:
Computers and equipment	$ 41,348	16,045	$ 57,393
	$ 41,348	16,045	$ 57,393

	7/31/07		7/31/08
Net book value:
Computers and equipment	$ -	$ 27,868	$ 27,868
	$ -	$ 27,868	$ 27,868

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

7.

Patents and trademarks:

In 2003 the Company discontinued a number of patent and trademark applications primarily outside the United States and the net book value of $130,839 relating to these applications was written off in 2003.   At the time the Company also assessed the remaining balances reported for patents and trademark applications registered in Canada and in the United States and expensed the residual net book value of $168,981 to reflect the uncertain nature of future events.

The Company continues to actively pursue and protect its patents and trademarks registered in Canada and the United States.  Current expenditures for patent-related activity have been expensed.

8.

Share Capital:

a.

Authorized and outstanding:

The Company has two classes of shares as follows:

i.

Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii.

Common shares without par value – an unlimited number authorized.  At July 31, 2008 the Company reports 80,528,779 outstanding common shares.

b.

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries.  The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations.  An option’s maximum term under the Plan is 10 years.  Stock options are typically fully vested upon issuance by the Company.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

A summary of the status of the Company’s fixed stock option plan as at July 31, 2008 and changes during the periods ended on those dates is as follows:

July 31, 2008
	Options in Thousands	Weighted Average Exercise price
Outstanding, beginning of quarter	9,600.75
Granted	-	-
Expired	-	-
Exercised	(45)	.72
Outstanding, end of quarter	9,555.75

At October 31, 2005 the cumulative stock compensation expense for stock options granted to employees has been calculated, using the Black Scholes option-price model, as $17,829,459 which expense had previously not been reflected in the consolidated statement of operations and deficit.  Effective November 1, 2004, the Company adopted the fair value method of accounting for stock compensation expense and, accordingly, restated the prior year financial statements as appropriate.

A reconciliation of the restatement of the prior year financial statements is as below:

	2004	2003	Period from September 3, 1997 to October 31, 2004

Stock compensation expense as originally reported	$ 10,020	$ -	$ 10,020
Restatement – expense using fair value method	1,369,950	318,000	19,551,201
Restated stock compensation expense	$ 1,379,970	$ 318,000	$ 19,561,221

Net loss as originally reported	$ (944,348)	$ (1,449,965)	$(36,690,571)
Restatement – expense using fair value method	(1,369,950)	(318,000)	(17,829,459)
Restated net loss	$ (2,314,298)	$ (1,767,965)	$(54,520,030)

Closing deficit as originally reported	$(32,655,088)	$(31,710,740)	$(36,690,571)

Restatement, expense using fair value method	(17,829,459)	(16,459,509)	(17,829,459)
Restated closing deficit	$(50,484,547)	$(48,170,249)	$(54,520,030)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Basic and fully diluted loss per share as originally reported	$ (0.02)	$ (0.03)	$ (0.75)

Restatement – impact on loss per share using fair value method	(0.02)	(0.01)	(0.38)

Revised basic and fully diluted loss per share	$ (0.04)	$ (0.04)	$ (1.13)

The fair value of each option used for the purpose of estimating the stock compensation cost is based on the grant date using the Black Scholes option-pricing model.  The unexpended stock-based compensation deferred over the vesting period is nil.

The fair value of all options granted since 2005 was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2008	2007	2006	2005
Expected dividends	-	-	-	-
Volatility factor	100%	51% - 97%	99%-111%	97% - 142%
Risk free interest rate	4.5%	4.5% – 4.75%	3.25% – 4.5%	3.25%
Weighted average expected life	1 to 1.5 years	1 to 1.5 years	1.5 years	1.5 years

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense
January 31, 2006	143,786
April 30, 2006	-
July 31, 2006	-
October 31, 2006	1,914,774

January 31, 2007	-
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

January 31, 2008	-
April 30, 2008	455,591
July 31, 2008	25,376

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

The following table summarizes information about stock options outstanding as at July 31, 2008:

Options Outstanding				Options exercisable
Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted Average exercise price	Number Exercisable	Weighted Average exercise price
$ 0.30	200,000	1.4 years	$0.30	200,000	$ 0.30
0.91	50,000	2.0 years	0.91	50,000	0.91
0.72	1,975,000	2.2 years	0.72	1,975,000	0.72
0.65	1,180,000	2.3 years	0.65	1,180,000	0.65
1.01	325,000	4.7 years	1.01	325,000	1.01
1.20	350,000	4.7 years	1.20	87,500	1.20
1.12	20,000	.7 year	1.12	20,000	1.12
2.31	50,000	.7 year	2.31	50,000	2.31
0.60	300,000	2.7 years	0.60	300,000	0.60
0.80	4,300,000	3.4 years	0.80	4,600,000	0.80
0.63	50,000	2.8 years	0.63	50,000	0.63
0.36	350,000	4.2 years	0.36	350,000	0.36
0.70	150,000	.3 years	0.70	150,000	0.70
0.50	30,000	4.2 years	0.50	50,000	0.50
0.60	225,000	4.7 years	0.60	225,000	0.60
TOTAL 0.75	9,555,000		0.75	9,337,500	0.74

c.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and is calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation.   Consequently, there is no difference between basic loss per share and diluted loss per share.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

d.

Warrants

Under the residual value accounting policy which the Company has adopted, the Company has allocated the closing trading value of its shares as at August 13, 2003 to the common shares.  Since the net proceeds received from the issuance of the common shares attached to the First Units equaled the closing trading value at the date authorized by the Board of Directors, the warrants were allocated nil value, as outlined below.

On August 13, 2003, the Company issued 2,031,250 First Units at $0.08 each.  Each First Unit provided the holder with one common share and a warrant for one

Second Unit at $0.08 each, exercisable for one year.  Each Second Unit provided the holder with one common share and a warrant for one common share at $0.08 each, exercisable for one year.

In August 2004, the holders of the First Units exercised the First Unit warrants and the Company thus issued 2,031,250 common shares and the warrants for the Second Units and realized proceeds of $162,500.

In February 2005, the holders of the Second Units exercised 1,406,250 Second Unit warrants and the Company thus issued 1,406,250 common shares and realized proceeds of $112,500.

In August 2005, the holders of the Second Units exercised 625,000 Second Units warrants and the Company thus issued 625,000 common shares and realized proceeds of $50,000.

On September 16, 2007 the Company secured a 30-day bridge loan from an arm’s length investor in the amount of $505,000.  The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, representing the estimated fair value as of the issue date.  The warrants have a one-year term and expire in September 2008 if unexercised.  The bridge loan was repaid in October 2007.

In January 2008 the Company secured a 30-day bridge loan of $200,000 from an arm’s length party.  The interest rate on the bridge loan was 4%.  As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share.  The Company recorded a non-cash expense of $29,277 with respect to these warrants, representing the estimated fair value as of the issue date.  The warrants have a one-year term and expire in January 2009 if unexercised.  The bridge loan was repaid in February 2008.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

During the quarter ended July 31, 2008:

(i)

A total of 3,337,818 warrants to acquire common shares were exercised at a price of $0.40 per warrant and the Company realized cash proceeds of $1,667,818.  Out of this total, at July 31, 2008 the Company had not yet issued 1,670,000 common shares relating to these warrants and reports the related proceeds totaling $668,000 as subscriptions received.   These shares were issued in August 2008.  The Company also reflected a charge to contributed surplus of $1,132,660 with respect to this exercise and an offsetting credit to share capital (Note 9).

(ii)

Under the terms of a financial advisory services agreement which the Company negotiated in 2005 a total of 800,000 warrants to acquire common shares at a strike price of $0.40 per share were exercised on a cashless basis.  The Company issued a total of 646,886 common shares with respect to this exercise.

The Company issued 200,000 warrants as part of the July 2008 private placement as outlined in e(xi) below.  These warrants have an exercise price of $1.17 per warrant and will expire if unexercised in July 2009.

The fair value of the warrants issued was estimated using the Black Scholes option-pricing model with the following assumptions:

	9/07 Loan	1/08 Loan	7/08 Private Placement
Expected dividends	-	-	-
Volatility factor	51% - 97%	51% - 97%	100%
Risk-free interest rate	4.25%	4.25%	4.25%
Weighted average expected life	1 year	1 year	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

At July 31, 2008 the Company reports the following outstanding warrants:

Financing	# of warrants	Expiry Price	Expiry Date
9-07 bridge loan	250,000	$0.50	9/27/08
1--08 bridge loan	100,000	$0.60	1/15/09
7-08 private placement	200,000	$1.17	7/1/09
	550,000	$0.76

e.

Private Placements

Under the residual value accounting policy which the Company has adopted, the Company has allocated the net proceeds received from the Unit private placements outlined below to the common shares attached to the Units since the net proceeds equaled the closing trading value of the shares at the date authorized by the Board of Directors.  Accordingly, the warrants were allocated nil value.

(i)

In December 2003, the Company completed Unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placements, the Company received $33,000 as subscription proceeds for the sale and issue of 300,000 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $0.11 until expiry 12 months from the date of issue.  Each Series B Warrant entitles the holder to purchase one additional common share for $0.11 until expiry 12 months from the date of issue.

In October 2004, the private investors exercised 200,000 Series A warrants and the Company thus issued 200,000 common shares and 200,000 Series B warrants and realized proceeds of $22,000.

In the quarter ended January 31, 2005 the private investors exercised the remaining Series A warrants and the Company thus issued 100,000 additional common shares and 100,000 Series B warrants and realized proceeds of $11,000. The investors then exercised 300,000 Series B warrants and the Company thus issued 300,000 common shares and realized proceeds of $33,000.

(ii)

In December 2003, the Company completed a Unit private placement to one Canadian private investor pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement, the Company received $40,000 as subscription proceeds for the sale and issue of 500,000 Units.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Each unit consisted of one common share and one Series A. Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue.  Each Series B Warrant entitled the holder to purchase one additional common share for $0.08 until expiry 12 months from the date of issue.

In June 2004, the private investor exercised the Series A warrants and the Company thus issued 500,000 common shares and 500,000 Series B warrants and realized proceeds of $40,000.

In September 2004, the private investor exercised the Series B warrants and the Company thus issued 500,000 common shares and realized proceeds of $40,000.

(iii)

In December 2004 the Company completed a Unit private placement to several U.S. investors pursuant to prospectus and registrations exemptions set forth in applicable securities laws.   Under the private placement, the Company received $617,000 as subscription proceeds for the sale and issue of 1,028,334 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each series A Warrant entitled the holder to purchase one common share and one Series B warrant for $.60 until expiry 12 months from the date of issue.  Each Series B Warrant entitled the holder to purchase one additional Common Share for $.60 until expiry 12 months from the date of issue.

(iv)

In February 2005, the Company arranged a Unit private placement to several investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under this private placement, the Company received $845,000 as of July 30, 2005 as subscription proceeds for the sale of 1,300,000 Units. Each unit consisted of one common share and one Series A Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $.65 until expiry 12 months from the issue date.   Each Series B warrant entitled the holder to purchase one common share for $.65 until expiry 12 months from the issue date.

(v)

In February 2005, the Company completed a Unit private placement to two Canadian investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement, the Company received $10,500 as subscription proceeds for the sale and issue of 14,000 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each Series A Warrant entitled the investor to purchase one common share and one Series B Warrant for $.75 until expiry 12 months from the date of issue.  Each Series B Warrant entitled the holder to purchase one additional common share for $.75 until expiry 12 months from the date of issue.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

In December 2005 the Company revised the terms of the Unit private placements outlined in Note 8(e) (iii) (iv) and (v).  In each case the Unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006.   In June 2006, the Series A warrants were extended to September 30, 2006 and, concurrently, 771,883 warrants were exercised and the Company realized $485,548 of net proceeds.  The remaining terms of the Series A and Series B warrants were unchanged.

During the quarter ending January 31, 2007 the Company further extended the expiry date of the Series A and Series B warrants referred to in (iii) – (v) above to June 30, 2007 and has revised the subscription price in each case to $0.50.  The Company reported a non-cash credit to contributed surplus of $332,361 during the 3 months ended January 31, 2007 with respect to the repricing of these warrants.  In July 2007 the Company again revised the terms of these warrants – the term was extended to June 2008 and the strike price was reduced from $0.50 per warrant to $0.40 per warrant.  The Company reported a non-cash credit to contributed surplus of $800,299 with respect to the repricing of these warrants.

The fair value of the repricing of these warrants was estimated as of the date of the repricing using the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	51% - 97%
Risk-free interest rate	4.5% - 4.75%
Weighted average expected life	1 to 1.5 years

(vi)

In May 2006, the Company completed a Unit private placement financing with two investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement the Company received $75,000 as subscription proceeds for the sale and issue of 150,000 Units.  Each Unit consisted of one common share and one Series A warrant.   Each Series A warrant entitle the investor to purchase one common share for $0.50 until expiry in JULY2007.  These warrants expired unexercised.

(vii)

In October 2007, the Company completed a series of private placement financings with 8 arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

(viii)

In November 2007 the Company settled a total of $103,702 representing the $100,000 bridge loan which the Company secured in October 2007 (Note 5.B) plus accrued interest through the issuance of common shares at a price of $0.54 per share.  The Company thus issued 192,041 common shares as settlement pursuant to prospectus and registration exemptions set forth in applicable securities laws.

(ix)

During the quarter-ended January 31, 2008 the Company completed a series of private placements with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  The Company received a total of $389,983 as subscription proceeds and issued a total of 811,859 common shares.

(x)

Between February 1, 2008 and March 6, 2008, the Company completed a series of private placements with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  The Company received a total of $1,673,751 as subscription proceeds and issued a total of 2,450,508 common shares.

(xi)

During the quarter-ended July 31, 2008 the Company completed a series of private placements with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws:

a.

In June it issued 85,000 common shares at a price of $1.75 per share.

b.

In July it issued 200,000 units which provided for 200,000 common shares at an exercise price of $1.10 per share.  Each unit also contained a warrant to acquire an additional common share at a strike price of $1.17 per share.  The warrants have a 12 month term and expire in July 2009 if unexercised.

(xii)

In June 2008 the Company issued 30,000 common shares to the University of Toronto as partial consideration of the final settlement of the accounts payable balance owing to the UofT for services previously provided.

f.

Financial advisory agreements

(i)

On June 8, 2005 the Company entered into a financial advisory services agreement with an arms’ length entity and, as consideration, issued 1,000,000 purchase warrants.   Each warrant entitled the holder to purchase and subscribe for one common share at $0.70 per share.  These warrants expired unexercised in June 2006.  The Company reported a non-cash charge to share capital and an offsetting credit to contributed surplus of $264,000 representing the estimated fair value with respect to these warrants.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

(ii)

The Company entered into a second financial advisory services agreement on June 22, 2005 with an arm’s length entity and, as consideration, issued 800,000 purchase warrants.  Each warrant entitled the holder to purchase and subscribe for one common share at $0.70 per share on or before June 30, 2007.  The Company repriced the 800,000 warrants from $0.70 per warrant to $0.40 per warrant in June 2007 and extended the term to June 2008.  The Company reported a non-cash charge to share capital and an offsetting credit to contributed surplus of $193,648 in June 2007 representing the estimated fair value with respect to the repricing of these warrants.  In May 2008, the warrant holders exercised the outstanding warrants.

The fair value of the warrants as reported in f(i) and (ii) above was estimated using the Black Scholes option-pricing model with the following assumptions:

	f(i)	f(ii)
Expected dividends	-	-
Volatility factor	96%	100%
Risk-free interest rate	3.25%	4.25%
Weighted average expected life	1 year	1 year

9.

Contributed Surplus:

Balance at October 31, 2006 as originally reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (i)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants	1,326,308
Balance at October 31, 2007	$22,691,336
Common share purchase warrants issued	29,277
Balance at January 31, 2008	$22,720,613
Stock options exercised	(514,603)
Stock compensation expense relating to stock options issued	455,591
Transfer to share capital relating to warrants exercised	(27,555)
Balance at April 30, 2008	$22,634,046
Stock options exercised	(13,861)
Transfer to share capital relating to warrants exercised for cash during the quarter (i)	(1,105,105)
Issuance of 646,886 shares on cashless exercise of warrants (ii)	(193,648)
Stock compensation expense relating to options previously awarded which vested during the quarter	25,377
Warrants issued relating to financing	130,963
Balance at July 31, 2008	$21,477,772

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

i.

The Company originally recorded $1,132,660 as a credit to contributed surplus and a charge to share capital relating to the repricing of warrant as outlined in Note 8(e)(v) above.  These warrants were exercised in the quarter and this entry was thus reversed in the quarter.

ii.

Under the terms of the financial advisory services agreement (Note 8f(ii)) the Company issued 646,886 common shares at a price of $2.08 per share being the market value of the shares on the issue date.  These shares were issued under the terms of agreement which provided for the cashless exercise of 800,000 warrants and, accordingly the Company reported a charge to contributed surplus and an off-setting credit to share capital for the fair value of the shares issued.

iii.

The components of contributed surplus as report at July 31, 2008 include:

a.	Amount relating to loan forgiveness at inception of the Company	544,891
b.	Stock compensation related including cashless exercise of warrants	20,516,148
c.	Common share purchase warrants	416,733
		21,477,772

10.

Restructuring and write-down of royalty rights:

On July 29, 2002, the Company restructured its operations by closing its research and development facility and adopted a plan to focus its current resources to outsource its research and development activities as described in Note 13(a).  No major costs were associated with this restructuring.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

As a result of the restructuring, the Company determined that there was significant uncertainty that any amounts would be payable to Estancia in the foreseeable future in respect of the Estancia Royalty as described in Note 4, and accordingly, the Estancia Royalty rights acquired in the amount of $10,000,000 were written off in fiscal 2002.

11.

Income Taxes:

Once the Company has completed all of its income tax return filings, it will have non-capital losses of approximately $15.8 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements.  At July 31, 2008, the tax losses expire as follows:

	Canada	Other Foreign	Total
2008	1,363,000	-	1,363,000
2009	1,062,000	-	1,062,000
2010	932,000	265,000	1,197,000
2011	-	208,000	208,000
2014	746,000	-	746,000
2015	2,249,000	-	2,249,000
2016	1,996,000	-	1,996,000
2017	2,371,000	-	2,371,000
2023	-	73,000	73,000
2024	-	173,000	173,000
2025	-	20,000	20,000
2026	1,959,680	-	1,959,680
2027	2,370,915	-	2,370,915
Total losses	$ 15,049,595	$739,000	$15,788,595

12.

Management compensation and related party transactions:

a.

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009.  Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company.  The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($147,000 U.S. funds at July 31, 2008 exchange rates).  At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares.  The Company determined that the compensation expense in fiscal 2007 was $292,542 Canadian funds ($309,232 U.S. funds at current exchange rates) under this agreement.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

The total compensation expense recorded for the quarter ending July 31, 2008 under the terms of the contract was $37,500 (2007:  $37,500).  The balance reported, as due to the Chairman at July 31, 2008 was $112,500.

b.

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence.  These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.  For the quarter ending July 31, 2008, the Company charged $52,853 to these related entities for rent, salaries and other expenses incurred (2007: ).  At July 31, 2008 the Company reports accounts receivable from such parties totaling $140,708 (2007:  $31,992).

c.

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers and directors of the Company.  The total compensation reported as paid to such parties during the quarter ended July 31, 2008 was $240,375 (2007:  $104,000).  The Company reports in accounts payable at July 31, 2008 an amount of $97,040 as due to these parties (2007:  $130,000).  These payments were approved by the Company’s independent Compensation Committee and the Board of Directors.

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption Professional, Other fees and salaries.

13.

Commitments:

A.

Research Collaboration and Infrastructure Agreements

1.

Original Agreements:

Prior to June 2005 the Company had entered into research agreements with Material and Manufacturing Ontario  (“MMO”) a not for profit organization funded by the provincial government, the UofT, Communications and Information Technology (“CITO”), an organization associated with the UofT and a researcher employed by the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Under these agreements, new technology was developed  (“the New Technology”) and various rights, entitlements and commitments were stipulated in these research agreements as have been reported in previous financial statements.

2.

Revised License Agreement:

In June 2005, the Company signed a license agreement  (“the License Agreement”) with the U of T and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

•

OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

•

The Company acquired exclusive worldwide rights to the New Technology and technology and patent rights related to the MRAM technology developed at the UofT.

•

The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

•

In consideration for the rights and licenses granted, the Company shall pay to the UofT:

i.

4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.

1% of net sales thereafter.

•

If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

•

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months.  The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

•

As a condition to entering the License Agreement the Company has agreed to a further Research Agreement with a funding commitment of no less than five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property.  In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this Research Agreement.

•

The Company believes that there are substantial market opportunities available for it to commercialize its technology in conjunction with strategic partners and it is currently pursuing such opportunities.  The Company plans to complete its research initiatives and enter into agreements with strategic partners so as to commercialize its technology under licensing and other arrangements.

B.

Technology Development Agreement:

On March 14, 2001, the Company’s subsidiary, Pageant, entered into a three-year technology development agreement with Estancia and Lienau to continue the development of the Technology.  Under the terms of the agreement, Pageant committed to pay Estancia $215,000 per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the development expenses of up to a maximum of $500,000 per agreement year.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

On July 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period through November 2004.  The go-forward payments were renegotiated as $62,707 between May – October 2002, $197,086 during fiscal 2003 and $143,330 during fiscal 2004.

The development efforts under this agreement ceased in July 2002.  The Company reports $289,863 in accounts payable and accrued liabilities with respect to this agreement as of July 31, 2008 (2007: $289,863).

C.

Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office.  The future minimum annual lease payments are approximately as follows:

2008-2010 (annually)	$127,000

D.

Employment and Consulting Contracts:

i.

The Company has entered into an employment agreement with the Chairman through September 30, 2009 as outlined in Note 12 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($147,000 U.S. at current exchange rates).

ii.

The Company has entered into short-term contracts with:

a.

A U.S.-based consulting firm whereby it has committed to a monthly payment of approximately $45,000; this contract expires in the current fiscal year.

b.

A California-based foundry whereby it has committed to monthly payments of approximately $48,000 for ongoing service provided; this contract expires in the current fiscal year.

Additionally, through July 31, 2008 the Company has provided initial payments of $200,000 with a second U.S.-based foundry for services to be provided through May 2009.  The total anticipated program costs over the program under this working arrangement is estimated at approximately $1.2 million.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

Subsequent to July 31, 2008 the Company entered into several contracts with offers and directors (Note 17).

E.

CTO Contract:

In January 2005, the Company entered into a consulting contract with an arm’s length individual for her services as Chief Technology Officer (“CTO”) of the Company.  The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided.  The base remuneration stipulated in the contract was $260,000 per year.

The Company also granted the CTO 100,000 options exercisable at $0.68 which expired on December 31, 2005; 300,000 options exercisable at $0.80 per share, which expired in March 2007; 100,000 options exercisable at $0.72 and 200,000 options exercisable at $0.80 which expiry date was May 2008.  In April 2008, the CTO exercised the 300,000 stock options which were outstanding at April 30, 2008.

In October 2006, the Company extended the consulting contract commencing in January 2007.  In November 2007, the Company served 4 months notice to terminate the contract effective March 2008.

In February 2008, the former CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.  The Company vigorously denies these allegations and filed its responses to the claim in May and in July 2008.   On July 18, 2008 the examiner who evaluated the claim filed by the former CTO dismissed the claim as without merit.  The former CTO has since appealed this ruling by the examiner.   The Company continues to monitor these developments.

14.

Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws.  The Company maintains insurance policies that may provide coverage against certain claims.

As outlined in Note 4, certain interests under the Agreement with Estancia reverted to Estancia on March 9, 2004.  On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

As outlined in Note 13 (E) the Company’s former CTO filed a claim against the Company in February 2008, alleging discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002 which claim has been vigorously denied by the Company and which claim was dismissed by the examiner in July 2008.   The former CTO has appealed the ruling by the examiner.

15.

Financial instruments:

a.

Fair values

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

b.

Foreign currency balances

The consolidated financial statements include balances/transactions that are denominated in Canadian dollars as follows:

	7/31/08	7/31/07
Assets	$ 699,640	$ 90,770
Liabilities	194,890	416,509
Expenses	432,397	310,000

16.

Reconciliation between Canadian GAAP and U.S. GAAP:

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP except for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements.

a.

Research and development expenditures

Under U.S. GAAP all research and development expenditures are expensed as incurred.  In that the Company has not deferred any research and development expenditures it is in compliance with U.S. GAAP.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

b.

Other recent accounting pronouncements

Financial Accounting Standards Board (“FASB”) Statement No. 154 Accounting Changes and Error Corrections replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles.  This statement applies to all voluntary changes in accounting principle.   It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  SFAS is an amendment to SFAS No. 133 and 140.  SFAS No. 155 improves financial reporting by eliminating the exception from applying SFAS No. 133 to interest in securitized financial assets so similar instruments are accounted for similarly regardless of the form of instruments.  SFAS No 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company does not expect the adoption of SFAS No. 155 to have an impact on its financial position or results of operation.  Also, SFAS No. 156 “Accounting for Servicing of Financial Assets” was recently issued but has no current applicability to the Company and has no effect on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156.   This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.   This statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this statement.

In September 2006, the FASB issued SFAS No. 157 and No. 158.  Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, this statement does not require any new fair value measurements.  However, for some entities, the application of this statement will change current practice.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements; however, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The implementation of SFAS No. 157 is not expected to have a material impact on the Company’s results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.  This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006.  The adoption of this statement is not expected to have any effect on the Company's future reported financial position or results of operations.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB SFAS  No. 157, “Fair Value Measurements”.  The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 is effective for the Company for the fiscal year beginning August 1, 2009, with early adoption being prohibited.  It is not expected that the new standard will have a material impact on the Company’s financial position and results of operations.

c.

Valuation of Unit private placements

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of private placement financings.  Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach.  There is no change in aggregate shareholders’ equity.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

A reconciliation of these valuations approach with respect to the Unit private placement financings completed by the Company is as follows:

	Note 8(e)(iii)	Note 8(e)(iv)	Note 8(e)(v)	Note 8(e)

Date of private placement	12/04	2/05	2/05	7/08
Financing raised	$617,000	$845,000	$10,500	$200,000

Residual value method
Value assigned to common shares	$617,000	$845,000	$10,500	$200,000
Value assigned to attached warrants	-	-	-	-

Relative value method
Relative value
Value assigned to common shares	$509,000	$697,000	$8,000	$105,000

Value assigned to attached warrants	$108,000	$148,000	$2,500	$95,000
	$617,000	$845,000	$10,500	$200,000

17.

Subsequent Events:

a.

In August 2008 the Company issued 1,670,000 common shares with respect to warrants exercised for which the Company realized proceeds of $668,000 prior to July 31, 2008 and for which it reports subscriptions received at July 31, 2008.

b.

A director exercised 25,000 options and the Company realized proceeds of $18,000.

c.

The Company completed a series of private placements issuing 336,819 common shares and realized proceeds of $343,500.

d.

The Company entered into two year employment contracts with 3 directors and a short-term research service contract with another outside director in August 2008.   The commitments under the employment contracts total approximately $40,000 per month through May 2010.  The commitment under the service contract totals approximately $228,000 through December 31, 2008.  These contracts were approved by the Company’s independent Compensation Committee and the Board of Directors.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUADITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2008

e.

In August 2008 the Company granted a total of 1,400,000 common stock options to directors, officers, employees and outside consultants all at a strike price of $1.50 per share and which have a 5 year term.   Of the total options granted 1,200,000 options vest over a period of 12 months and 200,000 options have vesting provisions which are tied to certain performance milestones.  The non-cash cost associated with these options, calculated in accordance with the Black Scholes option-pricing model, is approximately $1.129 million.

f.

In September 2008 the Company entered into a contract with an investor relations firm for an initial term of 12 months.  Under the terms of the contract, which can be terminated at any time with 30 days notice by either party, the Company has committed to monthly fees of $13,500 and has issued a total of 300,000 common shares which shares are to be released over 12 months at a rate of 25,000 shares per month.

***************************************